UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sun Communities, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

866674104

(CUSIP Number)

Randall K. Rowe

c/o Green Courte Partners, LLC

840 South Waukegan Road, Suite 222

Lake Forest, Illinois 60045

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person: Green Courte Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) 68-0523132
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds SC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,590,000
	9	Sole dispositive power 0
	10	Shared dispositive power 8,590,000
11	Aggregate amount beneficially owned by each reporting person 8,590,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.03%
14	Type of reporting person (see instructions) OO

1	Name of reporting person: Green Courte Real Estate Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) 20-0433815
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds SC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 733,789
	8	Shared voting power 0
	9	Sole dispositive power 733,789
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 733,789
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.28%
14	Type of reporting person (see instructions) OO

1	Name of reporting person: Green Courte Real Estate Partners Liquidating Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) 20-0433815
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds SC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 64,874
	8	Shared voting power 0
	9	Sole dispositive power 64,874
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 64,874
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.11%
14	Type of reporting person (see instructions) OO

1	Name of reporting person: Green Courte Real Estate Partners II, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) 26-0256882
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds SC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,700,522
	8	Shared voting power 0
	9	Sole dispositive power 3,700,522
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,700,522
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.47%
14	Type of reporting person (see instructions) OO

1	Name of reporting person: GCP Fund II REIT, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) 26-0257436
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds SC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,920,844
	8	Shared voting power 0
	9	Sole dispositive power 2,920,844
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,920,844
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.11%
14	Type of reporting person (see instructions) OO

1	Name of reporting person: GCP Fund II Ancillary Holding, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) 37-1774831
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds SC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 448,831
	8	Shared voting power 0
	9	Sole dispositive power 448,831
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 448,831
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.79%
14	Type of reporting person (see instructions) OO

1	Name of reporting person: Green Courte Real Estate Partners III, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) 27-3023989
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds SC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 501,179
	8	Shared voting power 0
	9	Sole dispositive power 501,179
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 501,179
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.88%
14	Type of reporting person (see instructions) OO

1	Name of reporting person: GCP Fund III REIT, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) 27-3046463
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds SC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 191,189
	8	Shared voting power 0
	9	Sole dispositive power 191,189
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 191,189
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.33%
14	Type of reporting person (see instructions) OO

1	Name of reporting person: GCP Fund III Ancillary Holding, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) 61-1752705
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds SC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 28,772
	8	Shared voting power 0
	9	Sole dispositive power 28,772
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 28,772
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.05%
14	Type of reporting person (see instructions) OO

1	Name of reporting person: Randall K. Rowe I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds SC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,590,000
	9	Sole dispositive power 0
	10	Shared dispositive power 8,590,000
11	Aggregate amount beneficially owned by each reporting person 8,590,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.03%
14	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Sun Communities, Inc., a Maryland corporation (the “Company”). The principal executive office of the Company is located at 27777 Franklin Rd., Suite 200, Southfield, Michigan 48034.

Item 2.	Identity and Background.

(a), (b), (c) and (f). This Statement is being filed by (i) Green Courte Partners, LLC, an Illinois limited liability company (“GCP LLC”), (ii) Green Courte Real Estate Partners, LLC, a Delaware limited liability company (“GCREP”), (iii) Green Courte Real Estate Partners Liquidating Trust, a Delaware trust (“GCREP Trust”), (iv) Green Courte Real Estate Partners II, LLC, a Delaware limited liability company (“GCREP II”), (v) GCP Fund II REIT, LLC, a Delaware limited liability company (“GCP Fund II”), (vi) GCP Fund II Ancillary Holding, LLC, a Delaware limited liability company (“GCP Ancillary II”), (vii) Green Courte Real Estate Partners III, LLC, a Delaware limited liability company (“GCREP III”), (viii) GCP Fund III REIT, LLC, a Delaware limited liability company (“GCP Fund III”), (ix) GCP Fund III Ancillary Holding, LLC, a Delaware limited liability company (“GCP Ancillary III”), and (x) Randall K. Rowe (Mr. Rowe, together with GCP LLC, GCREP, GCREP Trust, GCREP II, GCP Fund II, GCP Ancillary II, GCREP III, GCP Fund III and GCP Ancillary III, the “Reporting Persons”). GCREP, GCREP Trust, GCREP II, GCP Fund II, GCP Ancillary II, GCREP III, GCP Fund III and GCP Ancillary III are affiliates of GCP LLC, a Chicago-based equity real estate investment firm focused primarily on the ownership and operation of manufactured housing communities, retail and mixed-use properties, and parking assets. GCP LLC combines focused investment strategies with a disciplined approach to transaction execution and asset management with a goal of generating attractive risk-adjusted returns over a long-term holding period. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the Reporting Persons.

The address of the principal executive and business office of each of the Reporting Persons is c/o Green Courte Partners, LLC, 840 South Waukegan Road, Suite 222, Lake Forest, Illinois 60045.

The name, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the respective directors and executive officers, manager and managing member, as the case may be, of the Reporting Persons are set forth on Schedule I hereto. The business address for each of the persons listed on Schedule I is c/o Green Courte Partners, LLC, 840 South Waukegan Road, Suite 222, Lake Forest, Illinois 60045. All directors and officers of the Reporting Persons are citizens of the United States.

(d) and (e). During the last five years, neither GCP LLC, GCREP, GCREP Trust, GCREP II, GCP Fund II, GCP Ancillary II, GCREP III, GCP Fund III and GCP Ancillary III nor any of the persons listed on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

This Item 2 is qualified in its entirety by reference to Schedule I hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Sun Communities, Inc. (the “Company”), together with Sun Communities Operating Limited Partnership (the “Operating Partnership”), the primary operating subsidiary of the Company, and Sun Home Services, Inc., a subsidiary of the Operating Partnership (“SHS” and together with the Company and the Operating Partnership, the “Sun Parties”), entered into an Omnibus Agreement, dated July 30, 2014 (the “Omnibus Agreement”), with GCREP, GCP REIT II, GCP REIT III (collectively, the “Funds”), American Land Lease, Inc. and Asset Investors Operating Partnership, L.P. (the latter two, collectively with the Funds, the “Green Courte Entities”), with respect to the acquisition (the “Acquisition”) by the Sun Parties of 55 manufactured home communities owned directly or indirectly by the Green Courte Entities.

In connection with the Acquisition, the Company issued to the Green Courte Entities, 4,738,870 shares of the Company’s common stock (“Common Stock”), 501,130 common partnership units in the Operating Partnership (“Common OP Units”), 6,330,551 shares of Series A-4 Convertible Perpetual Preferred Stock (the “Preferred Stock”), which are convertible into 2,813,578 shares of Common Stock, and 669,449 Series A-4 Convertible Perpetual Preferred OP Units in the Operating Partnership (the “Preferred OP Units”), which are exchangeable for 297,533 Common OP Units or shares of Common Stock. The Common OP Units are exchangeable for Common Stock on a one-for-one basis. On January 6, 2015, the Company also sold to GCREP III, 150,000 shares of Common Stock and 200,000 Series A-4 Convertible Perpetual Preferred OP Units, which are exchangeable for 88,889 Common OP Units or shares of Common Stock.

Item 4.	Purpose of Transaction.

The shares of Common Stock and the securities exchangeable for or convertible into Common Stock of the Issuer held by the Reporting Persons were acquired in connection with the Acquisition. In connection with the Acquisition, Mr. Rowe and James R Goldman, Vice Chairman of GCP, were appointed to the Board of Directors of the Company. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and, depending on various factors, including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation, purchasing shares of Common Stock; selling shares of Common Stock; taking any action to further change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

As a result of certain matters described in Item 3 above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each Reporting Person may be deemed to beneficially own all of the Common Stock beneficially owned by the members of the group as a whole. The Reporting Persons beneficially own in the aggregate 8,590,000 shares of Common Stock, which represent approximately 15.03% of the Company’s common stock based upon approximately 57,161,110 shares of the Company’s common stock, which is calculated based upon the number of outstanding stares on January 6, 2014 and includes the amount of

Common Stock that may be obtained through conversion or exchange of Common OP Units, Preferred Stock and Preferred OP Units. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

For purposes of Rule 13d-3, shares of Common Stock are beneficially owned by the Reporting Persons as follows:

	Aggregate Number Beneficially Owned	Percentage of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Green Courte Partners, LLC	8,590,000	15.03	0	8,590,000	0	8,590,000
Green Courte Real Estate Partners, LLC	733,789	1.28	733,789	0	733,789	0
Green Courte Real Estate Partners Liquidating Trust	64,874	0.11	64,874	0	64,874	0
Green Courte Real Estate Partners II, LLC	3,700,522	6.47	3,700,522	0	3,700,522	0
GCP Fund II REIT, LLC	2,920,844	5.11	2,920,844	0	2,920,844	0
GCP Fund II Ancillary Holding, LLC	448,831	0.79	448,831	0	448,831	0
Green Courte Real Estate Partners III, LLC	501,179	0.88	501,179	0	501,179	0
GCP Fund III REIT, LLC	191,189	0.33	191,189	0	191,189	0
GCP Fund III Ancillary Holding, LLC	28,772	0.05	28,772	0	28,772	0
Randall K. Rowe	8,590,000	15.03	0	8,590,000	0	8,590,000

(1)	Based on 57,161,110 outstanding shares of the Company’s Common Stock as of January 6, 2015.

The Company issued the Common Stock, Common OP Units, Preferred Stock and Preferred OP Units in three separate closings as listed below:

November 26, 2014	• 455,296 Common OP Units • 608,220 Preferred OP Units • 361,797 shares of Common Stock • 483,317 shares of Preferred Stock

December 17, 2015	• 45,834 Common OP Units • 61,229 Preferred OP Units

January 6, 2015	• 4,377,073 shares of Common Stock • 5,847,234 shares of Preferred Stock

The Reporting Persons have not engaged in any other transactions with respect to these shares in the past sixty days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 16, 2015

GREEN COURTE PARTNERS, LLC

By:	/s/ James R. Goldman
Name:	James R. Goldman
Title:	Vice Chairman

GREEN COURTE REAL ESTATE PARTNERS, LLC

By:	Green Courte Partners, LLC, its Managing Member

By:	/s/ James R. Goldman
Name:	James R. Goldman
Title:	Vice Chairman

GREEN COURTE REAL ESTATE PARTNERS LIQUIDATING TRUST

By:	Green Courte Partners, LLC, its Trustee

By:	/s/ James R. Goldman
Name:	James R. Goldman
Title:	Vice Chairman

GREEN COURTE REAL ESTATE PARTNERS II, LLC

By:	GCP Managing Member II, LLC, its Managing Member

By:	/s/ James R. Goldman
Name:	James R. Goldman
Title:	Managing Director

GCP FUND II REIT, LLC

By:	GCP Managing Member II, LLC, its Managing Member

By:	/s/ James R. Goldman
Name:	James R. Goldman
Title:	Managing Director

GCP FUND II ANCILLARY HOLDING, LLC

By:	Green Courte Real Estate Partners II, LLC, its Managing Member
By:	GCP Managing Member II, LLC, its Managing Member

By:	/s/ James R. Goldman
Name:	James R. Goldman
Title:	Managing Director

GREEN COURTE REAL ESTATE PARTNERS III, LLC

By:	GCP Managing Member III, LLC, its Managing Member

By:	/s/ James R. Goldman
Name:	James R. Goldman
Title:	Managing Director

GCP FUND III REIT, LLC

By:	GCP Managing Member III, LLC, its Managing Member

By:	/s/ James R. Goldman
Name:	James R. Goldman
Title:	Managing Director

GCP FUND III ANCILLARY HOLDING, LLC

By:	Green Courte Real Estate Partners III, LLC, its Managing Member
By:	GCP Managing Member III, LLC, its Managing Member

By:	/s/ James R. Goldman
Name:	James R. Goldman
Title:	Managing Director

RANDALL K. ROWE

By:	/s/ Randall K. Rowe
Name:	Randall K. Rowe

SCHEDULE I

Directors and Executive Officers of Reporting Persons

GREEN COURTE PARTNERS, LLC

Name	Present Principal Occupation or Employment
Officers
Randall K. Rowe	Manager and Chairman of Green Courte Partners, LLC
James R. Goldman	Vice Chairman of Green Courte Partners, LLC
Robert S. Duncan	Managing Director, Retail Investments, of Green Courte Partners, LLC
Kelly L. Stonebraker	Managing Director, General Counsel, of Green Courte Partners, LLC
Stephen F. Douglass	Managing Director, Asset Management, of Green Courte Partners, LLC
Michael A. Tarkington	Managing Director, Chief Accounting Officer, of Green Courte Partners, LLC
Steven E. Ehrlich	Managing Director, Deputy General Counsel, of Green Courte Partners, LLC
David B. Lentz	Managing Director of Green Courte Partners, LLC
Jane E. Mody	Managing Director, Chief Financial Officer, of Green Courte Partners, LLC
Mark E. Scully	Managing Director of Green Courte Partners, LLC
Marnie C. Helfand	Managing Director, Capital Markets, of Green Courte Partners, LLC
Keith A. Bowolek	Managing Director, Parking Investments, of Green Courte Partners, LLC
William Glascott	Managing Director, MHC Investments, of Green Courte Partners, LLC
Kevin J. Shrier	Managing Director of Green Courte Partners, LLC
Ryan M. Bowie	Managing Director of Green Courte Partners, LLC

GREEN COURTE REAL ESTATE PARTNERS, LLC

Name	Present Principal Occupation or Employment
Green Courte Partners, LLC	Managing Member

GREEN COURTE REAL ESTATE PARTNERS LIQUIDATING TRUST

Name	Present Principal Occupation or Employment
Green Courte Partners, LLC	Managing Member

GREEN COURTE REAL ESTATE PARTNERS II, LLC

Name	Present Principal Occupation or Employment
GCP Managing Member II, LLC	Managing Member

GCP FUND II REIT, LLC

Name	Present Principal Occupation or Employment
GCP Managing Member II, LLC	Managing Member

GCP FUND II ANCILLARY HOLDING, LLC

Name	Present Principal Occupation or Employment
GCP Managing Member II, LLC	Managing Member

GREEN COURTE REAL ESTATE PARTNERS III, LLC

Name	Present Principal Occupation or Employment
GCP Managing Member III, LLC	Managing Member

GCP FUND III REIT, LLC

Name	Present Principal Occupation or Employment
GCP Managing Member III, LLC	Managing Member

GCP FUND III ANCILLARY HOLDING, LLC

Name	Present Principal Occupation or Employment
GCP Managing Member III, LLC	Managing Member

EXHIBIT INDEX

Exhibit

99.1	Joint Filing Agreement by and among the Reporting Persons.